EXHIBIT 99.3

[LETTERHEAD OF COMMUNITY BANCORP.]

________, 2005

Dear Shareholder:

I am pleased to enclose a Prospectus for our Dividend Reinvestment Plan, which we have updated in connection with our commitment of an additional 250,000 shares of common stock for issuance under the Plan.

There were no changes to the purchase price formula or other material features of the Plan, although the Prospectus does include updated historical price, book value and dividend information for the Company's common stock.

If you are currently enrolled in the Plan, your participation will continue without interruption; no action is necessary.

If you are not yet enrolled and would like to do so, the Prospectus includes an authorization card for your use.

We appreciate your continued interest in our company. If you have any questions about our Dividend Reinvestment Plan, feel free to call me, President Steve Marsh or Corporate Secretary Chris Bumps in our shareholder services department at (802) 334-7915.

Sincerely,

Richard C. White
Chairman and CEO
